

June 17, 2008

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Drive, Ste. E
Baltimore, Maryland 21227

> **RE: View Systems, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 2, 2008/Amended June 9, 2008**
> **File No. 0-30178**

Dear Mr. Than:

We have reviewed your filing and have the following comments. We have limited our review to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement, page 2

1.   We note your statement that one of the purposes of your recapitalization is to allow for the issuance of equity. Please provide more details regarding this potential issuance, including the number of shares you anticipate issuing and the amount of money you anticipate raising.

Introduction, page 3

2.   Please disclose the identity of the shareholders who exercised written consent, along with percentage of shares held by each of these shareholders, which represented a majority of the voting power required to take action without a stockholder meeting. We note your statement that "the Board of Directors…approved [the] reverse split…" However, we also note in your Beneficial Owner Table that all directors and officers account for only 5.75% of the outstanding shares of common stock, pre-split.

3.   We note the purpose of your proposed reverse stock split is to "move forward with needed financings, debt conversion and to further develop [your] business operations." Please revise your document to provide more details regarding these purposes for the reverse stock split. For example, explain how the stock split will help you obtain the financing you need, including the amount you anticipate receiving for financing and the purpose of the additional financing. Also, explain how the reverse stock split will facilitate your debt conversion, as well as how it will help you further develop your business.

Change of Name, page 3

4.   We note from your May 15, 2008 press release that the Company is actively seeking an acquisition candidate and has been approached by a potential acquirer. The name change seems to imply a change in the Company's business. Please expand this section to disclose the reasons behind your name change.

The Reverse Stock Split, page 3

5.   Please balance your discussion regarding the effects of the reverse stock split with any possible adverse effects of the reclassification, such as any dilutive impact, any depressive effect that the reverse split may have on the market price of your common stock, and/or any other potentially negative effects.

Post-Split, page 5

6.   Please explain the additional shares of preferred stock that appear in this table, that were not present in the Pre-Split table, on page 4. In particular, the table on page 5 indicates that Mssrs. Bagnoli, Maassen and Smith possess 750,000, 1,000,000 and 1,475 shares of preferred stock, respectively. However, on the Pre-Split table the only individual with preferred shares is Mr. Than.

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        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: via facsimile 786.787.0456
        Russell Weigel, Esq.